UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 8, 2025

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	0-16633	43-1450818
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

12555 Manchester Road, Des Peres, Missouri	63131
(Address of Principal Executive Offices)	**(Zip Code)**

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

The Jones Financial Companies, L.L.L.P. (collectively, the "Partnership"), including the principal operating subsidiary of the Partnership, Edward D. Jones & Co., L.P. ("Edward Jones"), is disclosing certain of its results of operations related to calendar year 2024 and recent business developments. The full text of this information is attached hereto as Exhibit 99.1.

The information contained in this Item 2.02 and Exhibit 99.1 attached hereto shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the "Securities Act"), except as shall be expressly set forth by specific reference in such filing.

Item 3.02. Unregistered Sales of Equity Securities.

On January 8, 2025, the Partnership offered subordinated limited partnership interests (the "SLP Interests"), which are fully described in the Partnership's Twenty-Second Amended and Restated Agreement of Registered Limited Liability Limited Partnership, dated August 15, 2023 (which was filed as Exhibit 3.1 to the Partnership's Current Report on Form 8-K on August 16, 2023). The Partnership issued the SLP Interests pursuant to Section 4(a)(2) under the Securities Act in a privately negotiated transaction and not pursuant to a public offering or solicitation, to current general partners and retiring general partners of the Partnership for an aggregate price of $55,496,059.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

    99.1   Certain results of operations related to calendar year 2024 disclosed by the Partnership on January 13, 2025.

    101   Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	THE JONES FINANCIAL COMPANIES, L.L.L.P.
Date: January 13, 2025	By: /s/ Andrew T. Miedler
	Name: Andrew T. Miedler
	Title: Chief Financial Officer

Exhibit 99.1

The Jones Financial Companies, L.L.L.P. Announces 2024 Results and Recent Business Developments

The Jones Financial Companies, L.L.L.P., together with its consolidated subsidiaries (collectively, the "Partnership" or the "firm"), including its principal operating subsidiary in the United States ("U.S."), Edward D. Jones & Co., L.P. ("Edward Jones"), is pleased to highlight its 2024 results and recent business developments.

In 2024, the Partnership marked 50 years since its first limited partnership offering and the opportunity for associates to become owners of the firm. Additionally, the Partnership reached several significant milestones and notable successes, including:

- Grew to over 20,000 financial advisors in more than 16,000 North American branches, meeting the increasing client demand for advice

- Achieved a new firm record with assets under care ("AUC") of $2.2 trillion

- Surpassed 9 million clients served in the U.S. and Canada as of the end of 2024

- Implemented Salesforce in all U.S. branches, marking a significant milestone towards delivering a new, efficient and feature rich branch management system

- More than doubled the annual goal for client relationships added to MoneyGuide in the U.S., which enhances financial advisors' ability to deliver goals-based advice and financial planning services

- As of the end of 2024 in the U.S., had more colleagues with the Certified Financial Planner (CFP®) designation than any other firm in the industry, as well as more Financial Paraplanner Qualified Professionals (FPQP®)

- Introduced financial planning services, helping the Partnership continue to meet increasing client demands

- Invested in the colleague experience to ensure it is an employer of choice by creating an environment where colleagues feel valued, respected, and heard

- Focused on building the capabilities of its branch teams by offering targeted skill building and providing ongoing training, leadership, development, and professional designations opportunities

- Expanded practice models by scaling multi-financial advisor offices, financial advisor teaming in the U.S. and client support roles, such as Associate Financial Advisor and Registered Branch Associate in the U.S., that give our financial advisors greater autonomy, flexibility and choice in how they serve clients

- Expanded access to Financial Advisor Managed Solutions, an advisory program where clients delegate investment discretion to eligible financial advisors, creating more client choice and branch efficiency

This growth enables the Partnership to serve even more clients and communities more completely by creating greater access to financial planning and advice. The Partnership remains focused on investing in new tools and technology; an expanded set of products and solutions; and newer practice models.

The Partnership ended the year with 20,125 financial advisors, representing an increase of 893 compared to the end of the prior year, and branches in over two thirds of U.S. counties and most Canadian provinces and territories. Client support teammates increased 2% to 20,222 at the end of 2024. Financial advisor attrition was 5.0% at the end of 2024.

The Partnership ended the year with a 13% increase in client AUC to $2.2 trillion, reflecting increases in the market value of client assets as well as the cumulative impact of net new assets gathered during the year. Net new assets of $74 billion decreased 24% compared to 2023 from higher asset outflows with ongoing macroeconomic conditions, including inflation and the higher costs of lending.

Net revenue increased 16% to $16 billion in 2024 compared to 2023, primarily due to increases in fee and trade revenue. The increase in fee revenue was primarily due to increases in advisory programs with higher average market levels and the increase in client dollars invested in advisory programs. Trade revenue increased primarily due to higher overall margins earned.

Exhibit 99.1

Operating expenses increased 15% to $14 billion in 2024 compared to 2023, primarily due to increases in financial advisor compensation and benefits expense and variable compensation. Financial advisor compensation increased due to an increase in revenues on which commissions are earned. Variable compensation increased due to increased branch and overall Partnership profitability.

Income before allocations to partners increased 23% to $1.98 billion in 2024 compared to 2023. Income before allocations to partners margin was 12.2%, reflecting strong current financial results while continuing to invest in the future.

Financial Highlights
(unaudited, $ in millions, unless otherwise noted)

	December 31,			
	2024	2023	$ Change	% Change
Financial Advisors (at year end)	20,125	19,232	893	5%
Attrition %	5.0%	4.7%	0.3%	6%
Client Support Teammates (at year end)	20,222	19,786	436	2%
Client AUC (at year end) (billions)	$ 2,171	$ 1,919	$ 252	13%
Net New Assets for the Year (billions)	74	97	(23)	-24%
Net New Households[(1)]	246,000	203,000	43,000	21%
Income Before Allocations to Partners Margin	12.2%	11.4%	2.4%	21%

	For the years ended December 31,			
	2024	2023	$ Change	% Change
Revenue:				
Fee Revenue	$ 13,163	$ 11,264	1,899	17%
Trade Revenue	1,760	1,482	278	19%
Interest, Dividends and Other Revenue	1,334	1,334	—	—
Total Revenue	16,257	14,080	2,177	15%
Interest Expense	253	282	(29)	-10%
Total Net Revenue	16,004	13,798	2,206	16%
Total Operating Expenses	14,023	12,186	1,837	15%
Net Income Before Allocations to Partners	$ 1,981	$ 1,612	$ 369	23%

(1) Net new households represents new client households opened less client households closed during the period, rounded to the nearest thousand. The current period metric is estimated based on available information.